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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69141

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lumos Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3620 Happy Valley Road, Suite 101
(No. and Street)

Lafayette (City) **CA** (State) **94549** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eddie Le 415-299-8601
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200, Walnut Creek, CA 94596
(Address) (City) (State) (Zip Code)

SEC
Mail Processing
Section
FEB 28 2019
Washington DC
413

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

RMS

Public

OATH OR AFFIRMATION

I, Eddie Le, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Executive Officer (CEO)

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA NOTARY ACKNOWLEDGMENT

For An Individual Acting In His/Her Own Right:

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
) ss.
County of Contra Costa)

On 02/20/2019 before me, Wendy Campos, Notary Public, personally appeared Eddie Le,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal

Signature [signature]

Wendy Campos
Print Name

[NOTARIAL SEAL]

WENDY CAMPOS
COMM.#2104161
NOTARY PUBLIC - CALIFORNIA
CONTRA COSTA COUNTY
My Commission Expires 03/21/2019

My commission expires: 03/21/2019

HEL6850CA (1/15)

Lumos Partners LLC

December 31, 2018

Table of Contents

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Members
Lumos Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lumos Partners, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter & Associates LLP

We have served as Lumos Partners, LLC's auditor since 2015.
Walnut Creek, California
February 19, 2019

Lumos Partners, LLC

Statement of Financial Condition

December 31, 2018

Assets		
Cash	$	384,840
Prepaid expenses and other assets		9,473
Property & equipment, net of $5,012 accumulated depreciation		212,814
Total Assets	$	607,127
Liabilities and Members' Equity		
Accounts payable	$	61,661
Accrued expenses		34,223
Unearned revenue		15,000
Total Liabilities		110,884
Members' Equity		496,243
Total Liabilities and Members' Equity	$	607,127

Lumos Partners, LLC

Notes to the Financial Statement

December 31, 2018

1. Organization

Lumos Partners, LLC (the "Company") was organized as a Delaware limited liability company in April, 2014 and is registered to do business and operate in the state of California. The Company conducts all its business from Lafayette, California. Under this form of organization, the liability of the owners (members) for debts and obligations of the LLC is limited to their financial investment. However, like a limited partnership, profit or losses flow through to its members. The Company is a securities broker dealer registered on December 26, 2014, with the Securities and Exchange Commission and a member of Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

The Company engages in mergers and acquisitions and private placement advisory services on a fee basis. Investment banking fees consist of retainers that are paid after letters of engagement are signed for services, as well as success fees upon closing of transactions in which the Company participated.

The Company does not clear securities for customers and as such the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2018. The Company maintains bank accounts at a financial institution. These accounts are insured by the Federal Deposit Insurance Commission (FDIC), up to $250,000. At times during the year ended December 31, 2018, cash balances held in financial institutions were in excess of the FDIC insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Accounts Receivable
Accounts receivable represent amounts earned per agreement that have not been collected. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. There were no receivables at December 31, 2018.

Property & Equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method for over the estimated useful life of between five to seven years.

Revenue Recognition
On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606") on a full retrospective method, which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

The adoption did not result in an adjustment to the beginning balances.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include:

a. Investment banking Mergers & Acquisitions advisory fees

Refer to Revenue Recognition Note 4: *Revenue from Contracts with Customers* for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

2. Significant Accounting Policies (Continued)

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts. The Company has no assets or liabilities that are required to be recorded at fair value on a recurring basis.

3. Recently Issued Accounting Pronouncements, Not Yet Adopted

Financial Instruments – Credit Losses
In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments - Credit Losses (Topic 326)" ("ASU 2016-13"), which will change the impairment model for most financial assets and require additional disclosures. The amended guidance requires financial assets that are measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets. The amended guidance also requires us to consider historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount in estimating credit losses. ASU 2016-13 is effective for the Company commencing in the first quarter of fiscal 2019 and will be applied through a cumulative-effect adjustment to retained earnings at the beginning of the year of adoption. The Company is evaluating the impact of the adoption of this standard on our financial statements and does not expect a material impact.

Leases
In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)" ("ASU 2016-02"), which amends a number of aspects of lease accounting, including requiring lessees to recognize almost all leases with a term greater than one year as a right-of-use asset and corresponding liability, measured at the present value of the lease payments. ASU 2016-02 is effective for the Company beginning on January 1, 2019 and is required to be adopted using a modified retrospective approach. The Company is currently evaluating the impact of the adoption of this standard on its financial statements.

4. Revenue from Contracts with Customers

Investment Banking, Merger and Acquisition (M&A) Services
The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, fundraising activity and the pricing of securities to be issued. These services include agreements to provide advisory services to customers for which the Company charges the customers fixed and variable fees that are earned at a point in time when the performance obligation is complete.

The agreement contains nonrefundable fixed retainer fees and/or variable success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). Sometimes, the retainer fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the Company accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition.

In some circumstances, significant judgment is needed to determine the timing of revenue recognition.

4. Revenue from Contracts with Customers (Continued)

Contract Costs

The Company incurs incremental transaction-related costs to obtain and/or fulfill contracts associated with investment banking advisory engagements where the revenue is recognized at a point in time and the costs are determined to be recoverable. There were no capitalized contract costs at December 31, 2018.

Contract Liabilities

Deferred revenue represents retainer fees received prior to completion of a performance obligation that are recognized as revenue when the performance obligation is complete. Deferred revenue at January 1, 2018 and December 31, 2018 was $0 and $15,000, respectively.

5. Income Taxes

The Company, a limited liability company, is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its members. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. However, the Company is subject to the annual Delaware and California LLC tax and a California LLC fee based on gross revenue.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. The statute of limitations for state purposes is generally three to four years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. Accordingly, based on these statutes, the Company is subject to examination for federal and state returns since formation.

On January 2, 2018, with an effective date of December 31, 2017, the Internal Revenue Service ("IRS") issued final regulations affecting partnerships (and entities taxed as partnerships) that are intended to streamline the tax examination process and allow the IRS to collect any underpayments of tax from the partnership rather than the individual partners. Under the new process, the IRS will examine partnership items in a prior year under examination and any tax adjustments will be taken into account at the partnership level in the current year when the examination is complete. The partnership will pay the tax, interest, and penalties on underpayments using the highest statutory corporate or individual rate, which can be reduced under certain circumstances. The final regulations provide that partnerships can elect out of the new tax examination process if eligible. Management does not believe these changes have an effect on the Company's financial statements at and for the year ended December 31, 2018.

6. Lease Obligation

The Company rents office space in Lafayette, California under an operating lease expiring in September 2021. Future minimum lease payments under the lease are as follows:

2019	$ 49,350
2020	50,829
2021	38,979
Total	$ 139,158

7. Related Party Transactions

The Company entered into a consulting agreement with Citiwide, Inc ("Citiwide") on July 1, 2015. Citiwide is owned by the Company's Chief Executive Officer. Under this agreement, Citiwide provides consulting services related to assisting with business strategies, marketing, and employment. No amounts were due to Citiwide at December 31, 2018. The Company's results of operations and financial position could differ from

7. Related Party Transactions (Continued)

those that would have been obtained if the entities were autonomous. Compensation on the accompanying statement of income is entirely to members.

8. Pension Plan

The Company maintains a Simplified Employee Pension – Individual Retirement Account (SEP-IRA) plan. Under a SEP-IRA an employer is permitted to contribute, for any one employee, twenty-five percent of the employee's total compensation not to exceed $55,000 in 2018.

9. Member' Equity

The Company has two types of ownership units, Common Units and Preferred Units.

Common Unit owners have a right to vote in Company matters but do not have a right to any distributions from the profits of the Company. Common Unit owners have the right to nominate two members to the Board of Managers who do not have to be a Common Unit owner.

Preferred Unit owners have a right to vote in Company matters and also have the right to distributions from the profits of the Company. In addition, before any distributions are made, Preferred Unit owners have a right to a yearly distribution of Available Cash as defined and determined by the Board of Managers. Preferred Unit owners also have a right to nominate one Preferred Unit owner to the Board of Managers.

There are two members of the Company that own both Common Units and Preferred Units. These two members are the Common Members on the accompanying statement of members' equity.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2018, the Company's net capital was $273,956, which exceeded the requirement by $266,564.

11. Subsequent Events

The Company has evaluated subsequent events through February 19, 2019, the date which the financial statements were issued and there were no additional events that took place that would have a material impact on the financial statements.